Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE CERTIFICATE OF INCORPORATION

OF

SAFARI HOLDING CORPORATION

Pursuant to the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware, Safari Holding Corporation, a Delaware corporation (hereinafter, the “Corporation”) adopts the following amendments to its Certificate of Incorporation:

FIRST: The name of the Corporation is Safari Holding Corporation.

SECOND: The date of filing of the Corporation’s Certificate of Incorporation with the Delaware Secretary of State was October 23, 2006.

THIRD: ARTICLE I– NAME OF CORPORATION of the Corporation’s Certificate of Incorporation is amended to read in its entirety as follows:

The name of the Corporation is PharMerica Corporation (the “Corporation”).

FOURTH: ARTICLE IV– STOCK; Section 1 of the Corporation’s Certificate of Incorporation is amended to read in its entirety as follows:

Section 1. Authorized Stock. The aggregate number of shares of stock that the Corporation shall have the authority to issue is one hundred and seventy-six million (176,000,000), divided into two classes: one hundred and seventy-five million (175,000,000) shares of common stock, par value $0.01 per share (the “Common Stock”), and one million (1,000,000) shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). The number of authorized shares of the Common Stock and the Preferred Stock or any other class of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of stock of the Corporation entitled to vote thereon, and, irrespective of Section 242(b)(2) of the DGCL, no vote of the holders of any of the Common Stock, the Preferred Stock or any other class of stock, voting separately as a class, shall be required thereafter.

FIFTH: The amendment to the Certificate of Incorporation set forth above has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware, and shall be effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 20th day of July, 2007.

By:	/s/ Gregory S. Weishar
Gregory S. Weishar, Chief Executive Officer